SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder Holding

BANK OF NEW YORK
84,114
Barclays Capital Nominees Ltd
250,385
Barclays Capital Nominees Ltd
351,782
Barclays Capital Nominees Ltd
172,005
Barclays Capital Nominees Ltd
250,385
Barclays Capital Nominees Ltd
7,021,376
Barclays Capital Nominees Ltd
7,026,112
Barclays Global Investors Canada
95,530
Barclays Trust Co & Others
1,093
BARCLAYS TRUST CO AS EXEC/ADM
1,192
Barclays Trust Co EP856
225
Barclays Trust Co R69
19,064
BNP PARIBAS
97,059
CHASE NOMINEES LTD
605,190
CHASE NOMINEES LTD
16,404,842
CHASE NOMINEES LTD
312,998
CHASE NOMINEES LTD
401,871
CIBC MELLON GLOBAL SECURITIES
73,498
Clydesdale Nominees HGB0125
3,000
Durlacher Nominees Ltd
133,998
Gerrard Nominees Limited
3,750
Gerrard Nominees Limited
1,600
Greig Middleton Nominees Limited (GM1)
143,374
INVESTORS BANK AND TRUST CO.
63,336
INVESTORS BANK AND TRUST CO.
319,725
INVESTORS BANK AND TRUST CO.
21,370
INVESTORS BANK AND TRUST CO.
34,241
INVESTORS BANK AND TRUST CO.
3,401,874
INVESTORS BANK AND TRUST CO.
41,161
INVESTORS BANK AND TRUST CO.
372,329
INVESTORS BANK AND TRUST CO.
4,925
INVESTORS BANK AND TRUST CO.
4,025,023
INVESTORS BANK AND TRUST CO.
744,938
INVESTORS BANK AND TRUST CO.
130,333
INVESTORS BANK AND TRUST CO.
111,445
INVESTORS BANK AND TRUST CO.
182,888
INVESTORS BANK AND TRUST CO.
581,693
INVESTORS BANK AND TRUST CO.
201,258
INVESTORS BANK AND TRUST CO.
1,632,220
INVESTORS BANK AND TRUST CO.
3,540
INVESTORS BANK AND TRUST CO.
204,505
INVESTORS BANK AND TRUST CO.
137,323
INVESTORS BANK AND TRUST CO.
1,144,615
INVESTORS BANK AND TRUST CO.
5,304,341
INVESTORS BANK AND TRUST CO.
20,003
INVESTORS BANK AND TRUST CO.
8,361
JP MORGAN (BGI CUSTODY)
230,322
JP MORGAN (BGI CUSTODY)
297,635
JP MORGAN (BGI CUSTODY)
69,566
JP MORGAN (BGI CUSTODY)
650,559
JP MORGAN (BGI CUSTODY)
725,452
JP MORGAN (BGI CUSTODY)
156,157
JP MORGAN (BGI CUSTODY)
253,981
JP MORGAN (BGI CUSTODY)
427,334
JP MORGAN (BGI CUSTODY)
8,954,270
JP MORGAN (BGI CUSTODY)
20,496
JP MORGAN (BGI CUSTODY)
93,084
JPMorgan Chase Bank
33,562
JPMorgan Chase Bank
161,716
JPMorgan Chase Bank
1,370
JPMorgan Chase Bank
13,355
JPMorgan Chase Bank
120,458
JPMorgan Chase Bank
21,688
JPMorgan Chase Bank
174,721
JPMorgan Chase Bank
128,975
JPMorgan Chase Bank
16,120
JPMorgan Chase Bank
9,961
JPMorgan Chase Bank
654,109
JPMorgan Chase Bank
60,748
JPMORGAN CHASE BANK
103,629
JPMORGAN CHASE BANK
605,911
JPMORGAN CHASE BANK
39,238
JPMorgan Chase Bank
11,846
JPMorgan Chase Bank
24,373
JPMorgan Chase Bank
581,988
JPMorgan Chase Bank
17,905
JPMorgan Chase Bank
67,872
Master Trust Bank
27,109
Master Trust Bank
326,546
Master Trust Bank
16,340
Mellon Trust — US CUSTODIAN /
42,843
Mellon Trust — US CUSTODIAN /
170,415
MELLON TRUST OF NEW ENGLAND
98,787
Mitsui Asset
20,555
NORTHERN TRUST BANK — BGI SEPA
202,745
NORTHERN TRUST BANK — BGI SEPA
258,884
R C Greig Nominees Limited
707,881
R C Greig Nominees Limited a/c AK1
104,545
R C Greig Nominees Limited a/c BL1
31,913
R C Greig Nominees Limited a/c CM1
13,475
R C Greig Nominees Limited GP1
128,618
R C Greig Nominees Limited SA1
64,367
Reflex Nominees Limited
941
STATE STREET BANK & TRUST — WI
95,138
STATE STREET BANK & TRUST — WI
189,179
STATE STREET BOSTON
558,772
STATE STREET BOSTON
184,921
STATE STREET TRUST OF CANADA -
173,288
The Northern Trust Company — U
122,290
The Northern Trust Company — U
121,526
Trust & Custody Services Bank
1,288
Trust & Custody Services Bank
726,789
Trust & Custody Services Bank
5,009
Trust & Custody Services Bank
10,987
Total
71,279,442

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1 EACH

10. Date of transaction

NOT DISCLOSED

11. Date company informed

5 DECEMBER 2006

12. Total holding following this notification

71,279,442 ORDINARY SHARES OF £1 EACH

13. Total percentage holding of issued class following this notification

5.9761%

14. Any additional information

N/A

 15. Name of contact and telephone number for queries

CAROLINE SMITHSON, 020 7009 5398

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

 Date of notification

5 DECEMBER 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.